Management's Discussion and Analysis

For The Three and Nine Months Ended September 30, 2023

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the quarter ended September 30, 2023 ("Q3 2023") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2022 and (iii) the MD&A for the year ended December 31, 2022. Note references in the following discussion refer to the note disclosures contained in the Q3 2023 unaudited condensed interim consolidated financial statements. References in the following discussion to "Q3 2022" refer to the quarter ended September 30, 2022.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information about the Company has been filed electronically through SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and www.sec.gov.

This MD&A reports the Company's activities through November 7, 2023, unless otherwise indicated. References to "the date of this MD&A" mean November 7, 2023. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and approved the technical information in this MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURETM and VPURE+TM products, which are sourced from the Company's Maracás Menchen Mine in Brazil. In addition to advancing its U.S.-based clean energy storage business, the Company has completed the construction of its ilmenite plant. Largo's VCHARGE vanadium batteries offer an efficient, safe, and long-life storage system that is fully recyclable at the end of its expected 25+ year lifetime. The Company's strategy is centered around two important pillars: a profitable supply of its industry-preferred vanadium products from Brazil combined with its emerging clean energy storage business to support the world's low carbon future.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol "LGO" and on the Nasdaq Stock Market under the symbol "LGO".

Q3 2023 Highlights

• The Company recorded net loss before tax of $14,744 for Q3 2023 and a net loss of $11,884.

• The Company's Maracás Menchen Mine produced 2,163 tonnes of vanadium pentoxide ("V2O5 ") equivalent in Q3 2023 and had sales of 2,385 tonnes of V2O5 equivalent (including 256 tonnes of purchased products).

• The Company completed the construction of its ilmenite plant and was focused on its commissioning and ramp up in Q3 2023, with initial ilmenite concentrate production of 350 tonnes in August and 700 tonnes in September. The commissioning and ramp up is expected to be completed in Q4 2023.

Significant Events and Transactions Subsequent to Q3 2023

• On October 9, 2023, Mr. Celio Pereira assumed the role of Chief Operating Officer (COO) of Largo Vanádio de Maracás S/A following the departure of Álvaro Resende.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 1

Q3 2023 Summary

Financial
	Three months ended
	September 30, 2023	September 30, 2022	Movement
Revenues	$43,983	$54,258	$(10,275)	(19%)

Operating costs	(42,580)	(45,602)	3,022	(7%)
Direct mine and production costs	(24,366)	(24,655)	289	(1%)
Professional, consulting and management fees	(5,975)	(7,246)	1,271	(18%)
Foreign exchange (loss) gain	(606)	967	(1,573)	(163%)
Other general and administrative expenses	(3,125)	(4,108)	983	(24%)
Share-based payments	(336)	(131)	(205)	156%
Finance costs	(3,454)	(296)	(3,158)	1,067%
Interest income	546	401	145	36%
Technology start-up costs	(903)	303	(1,206)	(398%)
Exploration and evaluation costs	(2,294)	(506)	(1,788)	353%
	(58,727)	(56,218)	(2,509)	4%
Net loss before tax	(14,744)	(1,960)	(12,784)	652%
Income tax expense	(10)	(1,307)	1,297	(99%)
Deferred income tax recovery Net loss	2,870	666	2,204	331%
	$(11,884)	$(2,601)	$(9,283)	357%

Unrealized loss on foreign currency translation	(7,144)	(6,702)	(442)	7%
Comprehensive loss
	$(19,028)	$(9,303)	$(9,725)	105%

Basic loss per share	$(0.19)	$(0.04)	$(0.15)	375%
Diluted loss per share	$(0.19)	$(0.04)	$(0.15)	375%

Cash (used) provided before working capital items	$(4,360)	$4,328	$(8,688)	(201%)
Net cash (used in) provided by operating activities	(7,658)	10,037	(17,695)	(176%)
Net cash (used in) provided by financing activities	(1,208)	17,651	(18,859)	(107%)
Net cash used in investing activities	(15,352)	(17,677)	2,325	(13%)
Net change in cash	(24,408)	9,835	(34,243)	(348%)

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 2

	Nine months ended
	September 30, 2023	September 30, 2022	Movement
Revenues	$154,514	$181,750	$(27,236)	(15%)

Operating costs	(131,540)	(125,264)	(6,276)	5%
Direct mine and production costs	(77,761)	(66,120)	(11,641)	18%
Professional, consulting and management fees	(17,338)	(19,542)	2,204	(11%)
Foreign exchange (loss) gains	(1,006)	1,910	(2,916)	(153%)
Other general and administrative expenses	(9,731)	(10,865)	1,134	(10%)
Share-based payments	593	(1,432)	2,025	(141%)
Finance costs	(6,861)	(787)	(6,074)	772%
Interest income	1,738	798	940	118%
Technology start-up costs	(5,211)	(4,514)	(697)	15%
Exploration and evaluation costs	(3,834)	(791)	(3,043)	385%
Net income (loss) before tax	(173,190)	(160,487)	(12,703)	8%
	$(18,676)	$21,263	$(39,939)	(188%)
Income tax expense	(48)	(9,024)	8,976	(99%)
Deferred income tax (expense) recovery	(333)	1,171	(1,504)	(128%)
Net income (loss)	$(19,057)	$13,410	$(32,467)	(242%)

Unrealized gain on foreign currency translation	7,960	591	7,369	1,247%
Comprehensive income (loss)
	$(11,097)	$14,001	$(25,098)	(179%)

Basic earnings (loss) per share (note 12)	$(0.30)	$0.21	$(0.51)	(243%)
Diluted earnings (loss) per share (note 12)	$(0.30)	$0.21	$(0.51)	(243%)

Cash provided before working capital items	$7,631	$35,479	$(27,848)	(78%)
Net cash provided by operating activities	15,352	8,889	6,463	73%
Net cash provided by financing activities	22,341	2,357	19,984	848%
Net cash used in investing activities	(53,041)	(33,328)	(19,713)	59%
Net change in cash	$(14,899)	$(21,077)	$6,178	(29%)

The amounts in the discussion below refer to those shown in the previous tables.

• The Company recorded a net loss of $11,884 in Q3 2023, compared with net loss of $2,601 in Q3 2022. This movement was primarily due to a 19% decrease in revenues, a 1067% increase in finance costs and a 353% increase in exploration and evaluation costs. This was partially offset by a 7% decrease in operating costs and a 24% decrease in other general and administrative expenses.

• For the nine months ended September 30, 2023, the Company recorded a net loss of $19,057, compared with net income of $13,410 for the same prior year period. This movement was primarily attributable to a 15% decrease in revenues, a 5% increase in operating costs, a 772% increase in finance costs and a 385% increase in exploration and evaluation costs, partially offset by an 11% decrease in professional, consulting and management fees, a 141% decrease in share based pay and a 118% increase in interest income.

Commercial

• In Q3 2023, the Company sold 2,385 tonnes of V2O5 equivalent (Q3 2022 - 2,796 tonnes), including 256 tonnes of purchased products (Q3 2022 - 351 tonnes). Produced V2O5 equivalent sold decreased, with 4,693 (000s lb) sold in Q3 2023, as compared with 5,390 (000s lb) sold in Q3 2022. The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• The Company's sales are geographically diversified, with approximately 40% of deliveries occurring in Europe, 30% in North America and the remainder in South America and Asia.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 3

• The Company continues to actively manage its logistics and supply chain operations to provide premium products and service to its customers. There were no significant logistical challenges during the quarter.

• During Q3 2023, the average benchmark price per lb of V2O5 in Europe was $8.03, a decrease of 5% from the average of $8.46 seen in Q2 2023 and a decrease of 2% from the average of $8.23 seen in Q3 2022. The average European benchmark price at September 30, 2023 was approximately $7.38, compared with approximately $7.98 at June 30, 2023 and $8.00 at September 30, 2022. During Q3 2023, the average benchmark price per kg of FeV in Europe was $28.23, a decrease of 16% from the average of $33.47 seen in Q2 2023 and a decrease of 17% from the average of $33.85 seen in Q3 2022. The average benchmark price at September 30, 2023 was approximately $28.23, compared with approximately $32.00 at June 30, 2023 and $32.65 at September 30, 2022. The Company sells products with pricing based on several different V2O5 and FeV benchmarks, with the Company's revenues driven by movements in these prices.

• Spot demand in Q3 2023 was soft, primarily due to adverse conditions in the Chinese and European steel industries. However, strong demand from the aerospace sector continued. Demand in the energy storage market is anticipated to increase in future quarters. The Company maintained a strong focus on developing new markets for its high purity products and increasing sales of V2O3 in Europe during the period.

• The Company is committed to the purchase of 60 tonnes per month of V2O5 from third parties for the remainder of the year.

• Largo Physical Vanadium Corp. ("LPV") has deployed its available capital and is focused on marketing and strategic initiatives to establish its business model.

• Subsequent to Q3 2023, sales in October 2023 were 895 tonnes of V2O5 equivalent.

• During Q3 2023, the Company recognized revenues from vanadium sales of $43,876 (Q3 2022 - $54,258) from sales of 2,385 tonnes of V2O5 equivalent (Q3 2022 - 2,796 tonnes). Of the total revenues, $37,734 is related to the Sales & trading segment, $5,525 is related to the Mine properties segment and $724 is related to the Corporate segment (after the elimination of inter-segment transactions).

• During the nine months ended September 30, 2023, the Company recognized revenues from vanadium sales $154,407 (2022 - $181,750 in the same prior year period) from the sales of 7,791 tonnes of V2O5 equivalent (2022 - 8,317 tonnes in the same prior year period). Of the total, $130,312 is related to the Sales & trading segment, $21,574 is related to the Mine properties segment and $2,628 is related to the Corporate segment (after the elimination of inter-segment transactions).

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

V2O5 revenues per pound of V2O5 sold1, [2]
- Produced material	$8.38	$8.23	$9.13	$9.11
- Purchased material	$6.69	$8.00	$7.43	$9.39
- Total	$8.22	$8.22	$8.97	$9.12

V2O3 revenues per pound of V2O3 sold1, [2]
- Produced material	$12.12	$12.33	$12.24	$12.33
- Purchased material	$-	$11.21	$13.13	$11.21
- Total	$12.12	$12.23	$12.35	$12.23

FeV revenues per kg of FeV sold1, [2]
- Produced material	$26.46	$32.38	$29.17	$34.69
- Purchased material	$27.13	$29.79	$27.72	$40.69
- Total	$26.52	$31.63	$29.12	$36.17

Revenues per pound sold1, [2]	$8.34	$8.80	$8.99	$9.91

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 4

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non- GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

• Operating costs of $42,580 in Q3 2023 (Q3 2022 - $45,602) include direct mine and production costs of $24,366 (Q3 2022 - $24,655), conversion costs of $1,413 (Q3 2022 - $1,655), product acquisition costs of $5,449 (Q3 2022 - $7,248), royalties of $2,024 (Q3 2022 - $2,497), distribution costs of $2,202 (Q3 2022 - $2,581), inventory write-down of $978 (Q3 2022 - $1,655), depreciation and amortization of $6,003 (Q3 2022 - $5,111) and iron ore costs of $145 (Q3 2022 - $200).

• The decrease in product acquisition costs is attributable to a decrease in sale of purchased products, with 256 tonnes sold in Q3 2023, compared with 351 tonnes sold in Q3 2022. In addition, royalties decreased in Q3 2023, as compared with Q3 2022, as a result of lower sales in the period. Of the total operating costs, $34,980 is related to the Sales & trading segment, $6,876 is related to the Mine properties segment and $724 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Operating costs of $131,540 for the nine months ended September 30, 2023 (2022 - $125,264 in the same prior year period) include direct mine and production costs of $77,761 (2022 - $66,120 in the same prior year period), conversion costs of $5,551 (2022 - $5,839 in the same prior year period), product acquisition costs of $13,380 (2022 - $20,651 in the same prior year period), royalties of $6,919 (2022 - $8,265 in the same prior year period), distribution costs of $6,174 (2022 - $6,887 in the same prior year period), inventory write-down of $1,661 (2022 - $1,942 in the same prior year period), depreciation and amortization of $19,456 (2022 - $14,923 in the same prior year period) and iron ore costs of $638 (2022 - $637 in the same prior year period). The increase in direct mine and production costs is primarily attributable to the cost impacts of low ore availability experienced in Q1 2023 as a consequence of the elevated levels of rainfall in Q4 2022, plant shutdowns for corrective maintenance during the nine months ended September 30, 2023 and cost increases for critical consumables, as compared with the same prior year period. In addition production in July and August was negatively impacted by the chemical plant operating at limited capacity following the accident in July 2023. Production in September was negatively impacted by the lack of availability of the crushing circuit. Of the total, $100,643 is related to the Sales & trading segment, $23,536 is related to the Mine properties segment and $7,361 is related to the Corporate segment (after the elimination of inter- segment transactions).

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Cash operating costs per pound[1]	$5.87	$5.33	$5.70	$4.87
Cash operating costs excluding royalties per pound[1]	$5.44	$4.86	$5.25	$4.37

1. Cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound, which is calculated on pounds of produced V2O5 sold, were $5.44 per lb in Q3 2023, compared with $4.86 for Q3 2022. The increase seen in Q3 2023 compared with Q3 2022 is largely due to the reasons noted above for operating costs in the nine months ended September 30, 2023. Increased quantities of ore mined and lower grades also impacted the financial performance. The Company is actively working to achieve operational stability and operating norms in order to better manage its unit costs. Produced V2O5 equivalent sold decreased as compared with Q3 2022, with 4,693 (000s lb) sold in Q3 2023, as compared with 5,390 (000s lb) sold in Q3 2022.

• For the nine months ended September 30, 2023, cash operating costs excluding royalties per pound were

$5.25 per lb, compared with $4.37 for the same prior year period.

• Professional, consulting and management fees in Q3 2023 decreased from Q3 2022 by 18%. Of the total professional, consulting and management fee expense in Q3 2023, $416 is related to the Sales & trading segment (Q3 2022 - $303), $747 is related to the Mine properties segment (Q3 2022 - $1,181), $2,032 is related to the Corporate segment (Q3 2022 - $1,753), $2,540 is related to Largo Clean Energy ("LCE") (Q3 2022 - $2,813) and $230 is related to LPV (Q3 2022 - $1,196). The decrease seen in LPV is primarily attributable to transaction and listing related costs incurred in Q3 2022 in connection with the completion of its qualifying transaction. For the nine months ended September 30, 2023, total professional, consulting and management fees decreased from the same prior year period by 11%. Of the total, $1,318 is related to the Sales & trading segment ($1,364 in the same prior year period), $2,215 is related to the Mine properties segment ($3,784 in the same prior year period), $5,716 is related to the Corporate segment ($5,227 in the same prior year period), $7,386 is related to LCE ($7,463 in the same prior year period) and $693 is related to LPV ($1,704 in the same prior year period).

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 5

• Other general and administrative expenses in Q3 2023 decreased from Q3 2022 by 24% (or $983), which is primarily attributable to the increase in legal provisions recognized in Q3 2022 in the Mine properties segment of $2,050 (increase of $428 in Q3 2023). This was partially offset by increased IT costs and intangible asset amortization in the Corporate segment. Of the total other general and administrative expenses in Q3 2023, $222 is related to the Sales & trading segment (Q3 2022 - $132), $836 is related to the Mine properties segment (Q3 2022 - $2,433), $754 is related to the Corporate segment (Q3 2022 - $362),

$1,129 is related to LCE (Q3 2022 - $1,232) and $34 is related to LPV (Q3 2022 - $50). For the nine months ended September 30, 2023, total other general and administrative expenses decreased from the same prior year period by 10%. Of the total, $847 is related to the Sales & trading segment ($380 in the same prior year period), $1,809 is related to the Mine properties segment ($5,751 in the same prior year period), $2,850 is related to the Corporate segment ($1,170 in the same prior year period), $3,814 is related to LCE ($3,429 in the same prior year period) and $17 is related to LPV ($6 in the same prior year period). In addition, $150 is related to activities for the titanium project.

• Finance costs in Q3 2023 increased from Q3 2022 by 1067% (or $3,158), which is primarily attributable to interest on the increased debt level in Q3 2023 as compared with Q3 2022, as well as a write-down of vanadium assets of $1,102 (Q3 2022 - $nil). Total finance costs increased by 772% for the nine months ended September 30, 2023 as a result of the increased debt level and higher interest rates.

• Exploration and evaluation costs in Q3 2023 increased from Q3 2022 by 353%. This was driven by infill drilling and geological model work at the Maracás Menchen Mine and diamond drilling at Campo Alegre de Lourdes to support the maintenance of the Company's mineral rights. Exploration and evaluation costs increased by 385% in the nine months ended September 30, 2023 due to the same reasons.

• Comprehensive loss for Q3 2023 increased from Q3 2022 by 105% primarily due an increase in the unrealized loss on foreign currency translation of 7% (to a gain of $7,144). For the nine months ended September 30, 2023, comprehensive loss decreased from the same prior year period by 179% primarily due to the decrease in net income, partially offset by an increase in the unrealized gain on foreign currency translation of 1,247%. The unrealized gain on foreign currency translation in the nine months ended September 30, 2023 is primarily due to a strengthening of the Brazilian Real against the U.S. Dollar by approximately 4% since December 31, 2022.

Cash Flows

• Cash used in operating activities of $7,658 in Q3 2023 is a decrease from cash provided by operating activities of $10,037 in Q3 2022. This is primarily due to a decrease in cash provided before working capital items of $8,688 and a net decrease in working capital items of $9,007. The change in working capital items is primarily attributable to movements in amounts receivable. For the nine months ended September 30, 2023, cash provided by operating activities was $15,352, compared with cash provided by operating activities of $8,889 in the same prior year period. This movement is primarily attributable to a net change in working capital items of $34,311, which is largely driven by movements in inventory and prepaid expenses, partially offset by a decrease in cash provided before working capital items of $27,848.

• Cash used in operating activities continues to be impacted by expenditures at LCE, with a net loss of $4,594 recognized in Q3 2023 (Q3 2022 - $3,271) and a net loss of $16,486 recognized in the nine months ended September 30, 2023 ($14,725 in the same prior year period).

• Cash used in financing activities in Q3 2023 decreased from cash provided by financing activities in Q3 2022 by $18,859. This movement was primarily due to the change in restricted cash in Q3 2022 of $15,524. For the nine months ended September 30, 2023, cash provided by financing activities increased from cash provided by financing activities in the same prior year period by $19,984. The movement is primarily attributable to an increase in the receipt of debt of $25,000, partially offset by an increase in interest paid of $3,697.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 6

• Cash used in investing activities in Q3 2023 of $15,352 is a decrease of $2,325 from the $17,677 seen in Q3 2022. This movement was primarily driven by the purchase of vanadium assets by LPV of $4,996 in Q3 2022 and a decrease in intangible asset expenditures in Q3 2023 of $1,625. For the nine months ended September 30, 2023, the increase from the same prior year period was $19,713. This is primarily driven by an increase in the purchase of vanadium assets by LPV of $5,119 and capital expenditures for the ilmenite project.

• The net change in cash in Q3 2023 was a decrease of $24,408, compared with an increase of $9,835 for Q3 2022. For the nine months ended September 30, 2023, the net change in cash was a decrease of $14,899 (a decrease of $21,077 in the same prior year period).

Net income reconciliation

		Q3 2023
Total V2O5 equivalent sold	000s lbs	5,259	A
	tonnes[1]	2,385

Produced V2O5 equivalent sold	000s lbs	4,693	B
	tonnes[1]	2,129

Revenues per pound sold[2]	$/lb	$8.34	C
Cash operating costs per pound[3]	$/lb	$5.87	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Revenues per pound sold is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

		Q3 2023
Revenues		$43,983	A x C 2,385 tonnes of V2O5 equivalent sold (Q3 2022 - 2,796 tonnes), with revenues per pound sold of $8.34 (Q3 2022 - $8.80
Cash operating costs		(27,545)	B x D Global recovery of 76.9% (Q3 2022 - 80.7%), impact of increased mining costs and cost increases for critical consumables
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(1,413)		Note 19 444 tonnes of produced FeV sold
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(5,449)		Note 19 256 tonnes of V2O5 equivalent of purchased products sold, compared with 351 tonnes in Q3 2022 with a cost of $7,248
Distribution costs	(2,202)		Note 19
Depreciation	(6,003)		Note 19
Inventory write-down	(978)		Note 19
Increase in legal provisions	(428)		See "other general and administrative expenses" section on page 6
Iron ore costs	(145)		Note 19
		(16,618)

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 7

		Q3 2023
Commercial & Corporate costs
Professional, consulting and management fees	(2,448)
Other general and administrative expenses	(976)		Note 15 (Sales & trading plus Corporate)
Share-based payments	(336)
		(3,760)

Largo Clean Energy		(4,573)	Note 15 (excluding finance costs and foreign exchange)
Largo Physical Vanadium		(264)	Note 15 (excluding finance costs and foreign exchange)
Titanium project		(159)	Note 15 - "other"
Foreign exchange loss		(606)
Finance costs		(3,454)
Interest income		546
Exploration and evaluation costs		(2,294)

Net loss before tax		(14,744)

Income tax expense		(10)
Deferred income tax recovery		2,870

Net loss		$(11,884)

Note references in the table above refer to the note disclosures contained in the Q3 2023 unaudited condensed interim consolidated financial statements.

Operations

• V2O5 equivalent production in Q3 2023 decreased from 2,639 tonnes produced in Q2 2023. Production in July 2023 was 644 tonnes, with 775 tonnes produced in August and 744 tonnes produced in September, for a total of 2,163 tonnes of V2O5 equivalent produced. July and August production were negatively impacted as a result of the chemical plant operating at limited capacity due to the accident in the evaporation section of the plant in July 2023. In addition, September production was negatively impacted by low availability of the crushing circuit, as well as by a lower grade of ore mined.

• Production quantities and non-GAAP unit cost measures are summarized in the following table:

		Production	Average Quarterly	Cash operating costs
	Production	Pounds	V2O5 price[2]	excluding royalties
Period	Tonnes	Equivalent[1]	$/lb	per pound[3] $/lb
Q3 2023	2,163	4,768,593	$8.03	$5.44
Q2 2023	2,639	5,817,992	$8.46	$5.18
Q1 2023	2,111	4,653,953	$10.39	$5.15
Q4 2022	2,004	4,418,058	$8.25	$5.15
Q3 2022	2,906	6,406,626	$8.23	$4.86
Q2 2022	3,084	6,799,048	$11.08	$4.23
Q1 2022	2,442	5,383,682	$10.72	$3.97
Q4 2021	2,003	4,415,854	$8.30	$3.68

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 8

• The global recovery achieved in Q3 2023 was 76.9%, a decrease of 4.7% from the 80.7% achieved in Q3 2022 and 5.1% lower than the 81.0% achieved in Q2 2023. The global recovery in July 2023 was 78.8%, with 77.7% achieved in August and 73.6% achieved in September.

• In Q3 2023, the Company produced 814 V2O5 equivalent tonnes of high purity products, including 714 tonnes of high purity V2O5 and 100 tonnes of high purity V2O3 (V2O5 equivalent). This represented 38% of the total quarterly production.

• The total ore mined in Q3 2023 was 447,165 tonnes, an increase of 27% in comparison with Q3 2022.

• The Company reported an employee fatality as a result of an accident that occurred on July 13, 2023 at the chemical plant of the Company's Maracás Menchen Mine.

• The commissioning and ramp up of the ilmenite plant commenced in Q3 2023. The production of ilmenite was 350 tonnes in August and 700 tonnes in September.

• The evaporation and pre-evaporation plants were non-operational in July as result of the accident, negatively impacting production in Q3 2023. In August the pre-evaporation plant was re-commissioned and the evaporation plant restarted in early September.

• Actions are being taken to increase crushing availability to recover normal production levels.

• Subsequent to Q3 2023, production in October 2023 was 867 tonnes of V2O5 equivalent, including 633 V2O5 equivalent tonnes of high purity products.

Selected Quarterly Information

Summary financial information for the eight quarters ended September 30, 2023, prepared in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

Period	Revenue	Net (Loss) Income	Basic (Loss) Earnings per Share[1]	Diluted (Loss) Earnings per Share[1]	Total Assets	Non-current Liabilities
Q3 2023	$43,983	$(11,884)	$(0.19)	$(0.19)	$372,246	$63,264
Q2 2023	53,110	(5,966)	(0.09)	(0.09)	393,319	54,582
Q1 2023	57,421	(1,207)	(0.02)	(0.02)	382,444	62,168
Q4 2022	47,501	(15,636)	(0.24)	(0.24)	355,750	42,223
Q3 2022	54,258	(2,601)	(0.04)	(0.04)	347,569	6,187
Q2 2022	84,804	17,965	0.28	0.28	358,739	6,700
Q1 2022	42,688	(1,954)	(0.03)	(0.03)	348,755	8,883
Q4 2021	50,326	789	0.01	0.01	313,909	6,544

1. Basic earnings (loss) per share and diluted earnings (loss) per share have been adjusted in order to reflect the effect of the share consolidation that was completed on March 4, 2021 (refer to note 10).

For Q3 2023, the Company recorded a net loss of $11,884, compared with a net loss of $2,601 for Q3 2022. This movement was primarily attributable to a 19% decrease in revenues. The increase in non-current liabilities in Q3 2023 is due to movement in the classification of debt from current liabilities.

2023 Guidance

The Company has committed a significant proportion of its monthly production in 2023 to sales of its VPURE+TM and VPURETM products, as well as FeV produced from VPURETM.

The Company's Maracás Menchen Mine continued operations during the nine months ended September 30, 2023. Although there have been some challenges with production instability and ore availability, as well as the impact of required processes following the fatality on July 13, 2023, there continues to be no significant impact on the Company's production or on the shipment of products out of Maracás. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 9

The Company's 2023 guidance is presented on a "business as usual" basis. The Company continues to monitor ongoing geopolitical uncertainties the impact that these may have on the Company's operations, sales and guidance for 2023. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2022 for the full discussion of the Company's Risks and Uncertainties.

Following the completion of the infill drilling in the Campbell Pit and the geological model update, the Company has revised its guidance for capitalized waste stripping costs. Expenditures of $19,774 were capitalized during the nine months ended September 30, 2023 and the Company expects to incur approximately $7,000 in the remainder of 2023.

The Company's guidance for 2023 is presented below.

2023 Guidance
Annual V2O5 equivalent production	tonnes	9,000 - 11,000
Annual V2O5 equivalent sales[1]	tonnes	8,700 - 10,700

Cash operating costs excluding royalties per pound[2]	$/lb	4.85 - 5.65

Distribution costs		$9,000 - 10,000
Corporate and Sales & trading administrative costs[3]		$9,000 - 10,000
Largo Clean Energy administrative costs[4]		$13,500 - 14,500

Capital expenditures - components
Sustaining capital expenditures (excluding capitalized stripping costs)		$13,000 - 14,000
Capitalized stripping costs		$26,000 - 28,000
Ilmenite concentration plant capital expenditure		$17,500 - 18,500
Dry magnetic separator capital expenditure		$2,000 - 3,000
Carry-over capital expenditures		$3,500 - 4,500

Tonnes V2O5	Q4		2023
	Low	High	Low	High
Production	2,400	3,300	9,000	11,000
Sales[1]	2,200	3,000	8,700	10,700

1. Annual sales guidance does not include purchased products.

2. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Consists of the total of professional, consulting and management fees and other general and administrative expenses for the Corporate and Sales & Trading segments.

4. Consists of the total of professional, consulting and management fees, other general and administrative expenses and technology start-up costs for the LCE segment.

Operations

Largo Clean Energy

Recent Developments

During Q3 2023, LCE continued to make progress on the delivery of the Enel Green Power España ("EGPE") contract, which remains a priority. The hot commissioning and provisional acceptance of the VCHARGE vanadium redox flow battery ("VRFB") deployment are in the final stages of completion. LCE completed testing of the VRFB and submitted a report to EGPE in support of this process. Provisional acceptance is expected in Q4 2023, with hot commissioning expected to be completed in Q1 2024 following the replacement of the inverters.

During Q3 2023, the Company initiated a review of strategic alternatives for LCE to evaluate opportunities to maximize its unique value proposition in the energy storage sector. This includes but is not limited to the potential strengthening and formalization of existing industry and commercial relationships, developing additional collaborative partnerships, evaluating alternative deployment strategies, and performing a comprehensive review of cost reduction measures. This review is currently ongoing.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 10

Maracás Menchen Mine

Recent Developments

Expenditures of $41,042 were capitalized to mine properties, plant and equipment during the nine months ended September 30, 2023 (year ended December 31, 2022 - $44,101), including $19,774 of capitalized waste stripping costs (2022 - $7,730).

The production of 2,163 tonnes of V2O5 equivalent in Q3 2023 was 18% lower than the 2,906 tonnes of V2O5 equivalent produced in Q3 2022, despite the higher mine output. In Q3 2023, 447,165 tonnes of ore were mined with an effective grade of 0.74% of V2O5. The ore mined in Q3 2023 was 27% higher than in Q3 2022. The Company produced 87,447 tonnes of concentrate with an effective grade of 2.94%.

The following table is a summary of production statistics at the Maracás Menchen Mine.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Total Ore Mined (tonnes)	447,165	351,450	1,279,024	1,033,375
Ore Grade Mined - Effective Grade[1] (%)	0.74	1.02	0.81	1.15
Total Mined - Dry Basis (tonnes)	4,178,185	2,248,360	11,373,683	7,780,061

Total Ore Milled (tonnes)	283,022	255,372	814,198	799,040
Effective Grade of Ore Milled (%)	0.94	1.28	1.04	1.32
Concentrate Produced (tonnes)	87,447	99,513	265,225	316,154
Grade of Concentrate (%)	2.94	3.26	3.10	3.25
Contained V2O5 (tonnes)	2,571	3,240	8,229	10,273

Crushing Recovery (%)	97.1	97.6	97.8	97.8
Milling Recovery (%)	96.2	98.8	97.3	97.6
Kiln Recovery (%)	88.5	88.6	90.4	88.8
Leaching Recovery (%)	99.0	99.0	99.5	98.8
Chemical Plant Recovery (%)	94.0	95.6	93.8	95.7
Global Recovery[2] (%)	76.9	80.7	80.3	80.2

V2O5 Equivalent Produced (Flake + Powder) (tonnes)	2,163	2,906	6,913	8,432
High Purity V2O5 Equivalent Produced (tonnes)	814	1,002	2,839	1,972

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q3 2023, the Company completed approximately 9,100 metres of diamond drilling in the near mine deep drilling and exploration program. In the nine months ended September 30, 2023, approximately 19,100 metres of diamond drillholes have been completed in Campo Alegre de Lourdes and the Maracas targets.

The Campbell Pit geological model was updated in Q3 2023 and delivered to the mine planning team. The model includes all information obtained from infill reverse circulation drilling performed in the Campbell Pit in the nine months ended September 30, 2023. This model will continue to be updated quarterly and will assist with mine planning activities.

A re-assay program began in Q2 2023 to perform chemical analysis on previously interpreted results. The focus of this program is to increase measured and indicated resources. Approximately 5,000 samples were prepared and sent to the external laboratory for analysis in Q3 2023.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 11

Exploration Outlook

For 2023, the Company has planned 8,090 metres of infill drilling using reverse circulation drill rigs in order to reduce gaps in the 2023 and 2024 ore zones in the Campbell Pit and provide further detail to the mine planning team.

The Company is planning for approximately 18,400 metres of exploration drilling in 2023. Efforts will focus on areas in the South Block with known magnetic and geochemical anomalies and on concessions that require work to maintain them in good standing in accordance with the applicable rules and regulations in Brazil. This drilling campaign started at the end of March 2023.

Campo Alegre de Lourdes

Recent Developments

The sample assay program was completed at Campo Alegre de Lourdes in Q3 2023. Approximately 2,110 soil samples were collected and approximately 2,820 metres of diamond drilling were completed. The goal of this program is to support the maintenance of the Company's mineral rights in these areas. A report to the Agência Nacional de Mineração was completed and submitted in September 2023.

Financial Instruments

Financial assets and financial liabilities at September 30, 2023 and December 31, 2022 were as follows:

	September 30, 2023	December 31, 2022
Cash	$39,572	$54,471
Restricted cash	734	470
Trade and other receivables	22,221	18,313
Accounts payable and accrued liabilities (including non-current)	27,017	26,960
Debt	65,000	40,000

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 17. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Liquidity and Capital Resources

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

At December 31, 2022, the benchmark price per lb of V2O5 was between $9.27 and $9.60. This decreased to a range of between $6.50 and $8.25 at September 30, 2023, with an average of approximately $8.03 for Q3 2023, compared with approximately $8.46 for Q2 2023 and $8.23 for Q3 2022.

The average European benchmark price per lb of V2O5 was approximately $6.95 and the average European benchmark price per kg of FeV was approximately $26.89 for October 2023. At the date of the MD&A, the market price of V2O5 was in a range of $5.80 to $7.50 per lb and the market price of FeV was in a range of $26.00 to $26.70 per kg.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At September 30, 2023, the Company's debt balance was $65,000.

The Company has experienced declining operating results and cash flows over the course of the last year. The Company has plans in place to address the underlying operating issues which, based on the information currently available and prevailing market conditions, are expected to result in the Company's Maracás Menchen Mine returning to normal operations.

The Company is also actively pursuing various alternatives to increase its liquidity and capital resources including additional secured debt, which could be provided by banks, private capital providers and/or institutional investors and additional unsecured debt. In addition, the Company is evaluating strategic alternatives with respect to its Largo Clean Energy business, which may include the disposition of all or an interest in this business. There can be no assurance that the Company will be successful in achieving financing solutions on terms acceptable to the Company or that the strategic evaluations discussed above will result in a transaction.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 12

If the Company does not return to expected operating levels or secure additional financing, the Company may have to implement alternative plans to ensure that it will have sufficient liquidity for the year ending December 31, 2024 from continuing operations. These alternatives may impact future operating and financial performance.

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility. At the same time, the Company secured a new working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of

$15,000 were received. This facility was originally due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum. The facility was repaid in full in December 2022.

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In December 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due semi-annually after a grace period of 360 days. In addition to a fee of 0.70%, accrued interest at a rate of 8.20% p.a. is to be paid every six months.

In January 2023, the Company secured a two-year debt facility of $15,000, bearing interest at 6.85% per annum. Payments are due quarterly with principal repayments starting after a grace period of 180 days. Also in January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% per annum and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new debt facility with a bank in Brazil and repaid in full its existing

$15,000 facility. This new facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.90% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full the Company's $20,000 facility that had been secured in December 2022.

Capital resources

At September 30, 2023, the Company had an accumulated deficit of $65,702 since inception (December 31, 2022 - $48,227) and had a net working capital surplus of $91,035 (December 31, 2022 - $115,171) (defined as current assets less current liabilities). At September 30, 2023, the total amount due within 12 months on the Company's debt was $8,000 (December 31, 2022 - $4,000).

The following table details the Company's expected remaining contractual cash flow requirements at September 30, 2023 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$26,853	$-	$164	$-
Debt	-	8,000	57,000	-
Operating and purchase commitments	8,520	960	77	23
	$35,373	$8,960	$57,241	$23

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $39,572 (December 31, 2022 - $54,471). Refer to note 16 for other commitments and contingencies. As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 13

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and not in thousands).

At September 30, 2023, there were 64,051 common shares of the Company outstanding. At the date of this MD&A, there were 64,051 common shares of the Company outstanding.

At September 30, 2023, under the share compensation plan of the Company, 242 RSUs were outstanding and 931 stock options were outstanding with exercise prices ranging from C$5.71 to C$30.40 and expiry dates ranging between January 14, 2024 and May 18, 2028. If exercised, the Company would receive proceeds of C$9,334. The weighted average exercise price of the stock options outstanding is C$10.03.

As of the date of this MD&A, 218 RSUs and 890 stock options were outstanding with stock option exercise prices ranging from C$5.71 to C$30.40 and expiry dates ranging between January 14, 2024 and May 18, 2028.

At September 30, 2023, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025. If these warrants were exercised, the Company would receive proceeds of C$4,264.

As of the date of this MD&A, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025.

Transactions with Related Parties

The Q3 2023 unaudited condensed interim consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2022. The Company had transactions with related parties during Q3 2023. Refer to note 14.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Commitments and Contingencies

At September 30, 2023, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,794 and all payable within one year. These contracts also require that additional payments of up to approximately $2,691 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The quantity to be delivered to the Company in the 12 months following the first delivery is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company is committed to the purchase of 60 tonnes per month of V2O5 from third parties for the remainder of 2023.

LCE is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between December 31, 2023 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $226, including $126 due within one year.

At the Company's Maracás Menchen Mine and at LCE, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered at September 30, 2023 of

$7,560.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 14

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At September 30, 2023, the Company recognized a provision of R$30,362 ($6,063) in the current portion of provisions (December 31, 2022 - $5,076). The Company is awaiting a further ruling from a higher court in Brazil.

The Company and its subsidiaries are party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2022 for such proceedings in Brazil in an amount of R$1,223 ($234). At September 30, 2023, the provision recognized was R$1,194 ($238).

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted at December 31, 2022 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2022 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that at December 31, 2022, the Company's ICFR was effective.

During the nine months ended September 30, 2023, the Company completed the implementation of an ERP software. The process of implementing the ERP software represented a material change in the Company's ICFR. Pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications and the closing process were properly designed and implemented to ensure continuity in the Company's system of internal controls. There were no other changes in the Company's ICFR that would have materially affected, or reasonably likely to materially affect, its ICFR.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 15

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the valuation of mine properties, plant and equipment and development properties, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) of the annual consolidated financial statements for the year ended December 31, 2022 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes in Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q3 2023 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2022, except for any changes as disclosed in note 3.

Non-GAAP1 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non- GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

1 GAAP - Generally Accepted Accounting Principles.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 16

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 18 as per the Q3 2023 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenues - V2O5 produced[1]	$25,268	$30,831	$90,352	$98,621
V2O5 sold - produced (000s lb)	3,017	3,745	9,898	10,824
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$8.38	$8.23	$9.13	$9.11

Revenues - V2O5 purchased[1]	$2,066	$1,655	$7,531	$3,184
V2O5 sold - purchased (000s lb)	309	207	1,014	339
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$6.69	$8.00	$7.43	$9.39

Revenues - V2O5 [1]	$27,334	$32,486	$97,883	$101,805
V2O5 sold (000s lb)	3,326	3,952	10,912	11,163
V2O5 revenues per pound of V2O5 sold ($/ lb)	$8.22	$8.22	$8.97	$9.12

Revenues - V2O3 produced[1]	$3,734	$3,798	$7,575	$3,798
V2O3 sold - produced (000s lb)	308	308	619	308
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$12.12	$12.33	$12.24	$12.33

Revenues - V2O3 purchased[1]	$-	$482	$1,155	$482
V2O3 sold - purchased (000s lb)	-	43	88	43
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$-	$11.21	$13.13	$11.21

Revenues - V2O3 [1]	$3,734	$4,280	$8,730	$4,280
V2O3 sold (000s lb)	308	350	707	350
V2O3 revenues per pound of V2O3 sold ($/ lb)	$12.12	$12.23	$12.35	$12.23

Revenues - FeV produced[1]	$11,750	$12,756	$46,408	$54,667
FeV sold - produced (000s kg)	444	394	1,591	1,576
FeV revenues per kg of FeV sold - produced ($/kg)	$26.46	$32.38	$29.17	$34.69

Revenues - FeV purchased[1]	$1,058	$4,736	$1,386	$20,998
FeV sold - purchased (000s kg)	39	159	50	516
FeV revenues per kg of FeV sold - purchased ($/kg)	$27.13	$29.79	$27.72	$40.69

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 17

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenues - FeV[1]	$12,808	$17,492	$47,794	$75,665
FeV sold (000s kg)	$483	$553	$1,641	$2,092
FeV revenues per kg of FeV sold ($/kg)	$26.52	31.63	$29.12	36.17

Revenues[1]	$43,876	$54,258	$154,407	$181,750
V2O5 equivalent sold (000s lb)	$5,259	$6,164	$17,177	$18,340
Revenues per pound sold ($/lb)	$8.34	$8.80	$8.99	$9.91

1. As per note 18.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q3 2023 unaudited condensed interim consolidated financial statements.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 18

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Operating costs[1]	$42,580	$45,602	$131,540	$125,264
Professional, consulting and management fees[2]	747	1,181	2,215	3,784
Other general and administrative expenses[3]	408	383	1,032	859
Less: iron ore costs[1]	(145)	(200)	(638)	(637)
Less: conversion costs[1]	(1,413)	(1,655)	(5,551)	(5,839)
Less: product acquisition costs[1]	(5,449)	(7,248)	(13,380)	(20,651)
Less: distribution costs[1]	(2,202)	(2,581)	(6,174)	(6,887)
Less: inventory write-down[4]	(978)	(1,655)	(1,661)	(1,655)
Less: depreciation and amortization expense[1]	(6,003)	(5,111)	(19,456)	(14,923)
Cash operating costs	27,545	28,716	87,927	79,315
Less: royalties[1]	(2,024)	(2,497)	(6,919)	(8,265)
Cash operating costs excluding royalties	25,521	26,219	81,008	71,050
Produced V2O5 sold (000s lb)	4,693	5,390	15,434	16,272
Cash operating costs per pound ($/lb)	$5.87	$5.33	$5.70	$4.87
Cash operating costs excluding royalties per pound ($/lb)	$5.44	$4.86	$5.25	$4.37

1. As per note 19.

2. As per the Mine properties segment in note 15.

3. As per the Mine properties segment in note 15 less the increase in legal provisions of $428 (Q3 2023) and $777 (for the nine months ended September 30, 2023) as noted in the "other general and administrative expenses" section on page 6 of this MD&A.

4. As per note 5 for vanadium and ilmenite finished products.

Risks and Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its VRFB business. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2022, which is filed on www.sedarplus.ca and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 19

Trademarks are owned by Largo Inc. (formerly Largo Resources Ltd).

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the commissioning and ramp-up of the ilmenite plant, eventual production from the ilmenite plant, the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O5 or V2O3 according to customer specifications, provisional acceptance of the VRFB technology, the commissioning of the EGPE project in the first quarter of 2024, the continuing and increasing demand in particular sectors and markets for vanadium products, the impact of plant upgrades on operating costs and production stability, the ability of drilling campaigns to improve mine planning and the results of the re-assay program on measured and indicated resource estimates. Forward-looking information in this MD&A also includes, but is not limited to, statements with respect to the Company's ability to build, finance and operate a profitable VRFB business, the projected timing and cost of the completion of the EGPE project; increase in demand in the energy storage market; the commissioning and ramp-up of the ilmenite plant; the Company's ability to protect and develop its technology, the Company's ability to maintain its intellectual property, the Company's ability to market, sell and fulfill orders for its VCHARGE battery system on specification and at a competitive price, the Company's ability to secure the required resources to build its VCHARGE battery, the adoption of VFRB technology generally in the market and the success of LPV's strategic initiatives.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to LCE, specifically in respect of the installation of the EGPE project; the availability of financing for operations and development; the ability of the Company to meet repayment obligations of existing debt facilities on the current schedule; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the ability to mitigate the impact of heavy rainfall and the accuracy of the Company's short to mid- term mine plan; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's VRFB technology; the ability to obtain funding through government grants and awards for the green energy sector, the accuracy of cost estimates and assumptions for future variations of the VCHARGE battery system design; that the Company's current plans for ilmenite, titanium dioxide pigment and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 20

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed VRFB technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil, including, without limitation, negative views of the mining industry; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2022 which is filed on www.sedarplus.ca and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report of the Maracás Menchen Mine, which is filed on www.sedarplus.ca and www.sec.gov. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the date of the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Forward-looking Statements	Assumptions	Risk Factors
The Q3 2023 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.	The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was $65,000. Refer to note 9.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 21

Forward-looking Statements	Assumptions	Risk Factors
Production volumes are expected to achieve the expanded nameplate capacity of 1,100 tonnes per month during 2023. 2023 Production Guidance: 9,000 - 11,000 tonnes	The Company assumes that consistent production levels will achieve a level of or in excess of 1,000 tonnes per month in 2023 during normal operation.	The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecasted may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 22

Forward-looking Statements	Assumptions	Risk Factors
2023 Costs Guidance: Cash operating costs excluding royalties per pound $4.85 - $5.65	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.	Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 23

Forward-looking Statements	Assumptions	Risk Factors
Sustaining capital expenditures of approximately $13,000 to $14,000 are estimated in 2023 to sustain the operational capacity to achieve the stated production guidance (excluding capitalized waste stripping costs).	Management assumes that its current estimation of capital expenditures is accurate, as based on operational estimates produced and current experience with operations.	Capital and operating costs estimates made by management with respect to future projects, or current operations in production, or not yet in the production phase are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of these can affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 24

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

This MD&A uses the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are Canadian mining terms as defined in and required to be disclosed in accordance with NI 43-101, which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. Until recently, the CIM Standards differed significantly from standards in the United States. The

U.S. Securities and Exchange Commission (the "SEC") adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "Indicated Mineral Resources" or "Inferred Mineral Resources" that the Company reports are or will be economically or legally mineable. Further, "Inferred Mineral Resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "Inferred Mineral Resources" exist. In accordance with Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023 25